Exhibit 21.01

ACM RESEARCH, INC.

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
ACM Research (Shanghai), Inc.	People’s Republic of China
CleanChip Technologies Limited	Hong Kong
ACM Research (Wuxi), Inc.	People’s Republic of China
ACM Research Korea CO., LTD.	Republic of Korea
Shengwei Research (Shanghai), Inc.	People’s Republic of China
ACM Research (Singapore) PTE, Ltd.	Singapore
ACM Research (CA), Inc.	United States of America
ACM Research (Cayman), Inc.	Cayman Islands